Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Voosh Technologies Inc
877 Cedar Street, Suite 150
Santa Cruz, CA 95060
https://vooshperformance.com

Up to $999,999.78 in Common Stock at $0.78
Minimum Target Amount: $9,999.60

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Voosh Technologies Inc
Address: 877 Cedar Street, Suite 150, Santa Cruz, CA 95060
State of Incorporation: DE
Date Incorporated: January 11, 2019

Terms:

Equity

Offering Minimum: $9,999.60 | 12,820 shares of Common Stock
Offering Maximum: $999,999.78 | 1,282,051 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.78
Minimum Investment Amount (per investor): $499.98

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering.

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Birds

Invest within the first 7 days and receive an additional 15% bonus shares.

Super Early Bird Bonus

Invest within the next 7 days and receive an additional 10% bonus shares.

Early Bird Bonus

Invest within the next 3 days and receive an additional 5% bonus shares.

Amount-Based:

$499+

For any investment, a fully paid license for Voosh Active Continuous Optimization, three-year term, capable of being activated on up to 5 Windows PC's.

$1000+

For any investment over $1,000, in addition to the three-year license listed above, a copy of all future Voosh software products including our upcoming gaming optimization service and our personal data protection app. All licenses can be activated on up to 5 Windows PC's.

$2,500+

Receive 10% bonus shares

$5,000+

Receive 15% bonus shares

$10,000+

Receive 20% bonus shares

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Voosh Technologies, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.78 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $78. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Insider Investment

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The Company and its Business

Company Overview

Voosh Technologies. Inc. ("Voosh" or the "Company") is a domestic corporation incorporated under the laws of Delaware that provides cloud based performance optimization services for consumer and corporate PC's running the Windows operating system. Voosh sells directly and through partners to PC consumer marketplace. The auto tuning service is sold as a recurring license. Users can choose to contract monthly, semi-annualy or annualy.

The Company was originally organized as Voosh LLC in 2016 under California law to evaluate the feasability of modifying a previously created application - the intelligent Performance Tuning Engine (iPTE) for the PC consumer marketplace. Originally iPTE was designed for tuning enterprise servers, winning it the Gartner 'Cool Vendor' award. The evaluation proved successful and a plan was developed to convert the application to sevice the 1.6B PC's owned worldwide. In January, 2019, Voosh Technologies, Inc. was incorporated as a domestic corporation under the laws of Delaware, and under under common control of Voosh LLC, to focus on development, marketing and support of the application for home PC users. All the management of Voosh LLC, including Kevin Cornell, CEO/founder: Craig Foster, CTO, Paul McGee, COO and Swoosh 23 LLC, investor, are involved in Voosh in the same capacity. All assets are currently owned by Voosh LLC, including the application, operating platform and patent, and will be transferred to Voosh once certain loan obligations have been retired. These loan obligations are approximately $2,000,000, including accumulated interest as of December 2021. We anticipate this transfer of assets to take place by end of CY2022.

The financial statements presented reflect that Voosh and a consolidated variable interest entity, Voosh, LLC. Voosh does not have direct ownership of Voosh, LLC. Voosh has an exclusive licensing agreement with Voosh, LLC which is under common control which includes a revenue split as follows: all gross revenus greater than $10,000 in any one month period received by Voosh Tech from the sale of the Software License will be split 90/10 betwen Voosh Tech and Voosh, LLC, respectively, until such time that gross revenues generated exceed $20,000,000; provided, however, that in the event that Voosh, LLC at any time does not own the Software, Voosh Tech shall no longer be rquired to make the payments provided for pursuant to this Section 3(a) for any Gross revenues recevied by Voosh Tech on the and after the date such event occurs.

Voosh has determined that it is the primary economic beneficiary and therefore consolidates the financial statements of this entity. Voosh Technologies, Inc. has an exclusive licensing agreement with Voosh LLC, a common control entity which owns the application, operating platform and patent. Please refer to the offering memorandum for further details.

Competitors and Industry

Although we believe there are no direct competitors offering PC tuning similar to Voosh, there are several competitors that use the same search terms and descriptions to describe their offering. Included in the list of companies listing PC optimization as a feature are Iolo's System Mechanic, PC Drivers, IObit, Ashampoo, Piriform and AVG PC tuneup.

These competitors claim performance is improved by cleaning a PC, that is, deleting cache, cleaning the registry and defragging the disc. Recently the FTC has sought to remove these companies from the marketplace to great effect after it was proven that such actions did nothing for performance. These FTC actions have greatly helped our messaging since it has the number of software companies using these keyword, yet the demand for a true PC performance optimizer has grown, leaving a gap in the marketplace.

Current Stage and Roadmap

Our optimization application is fully tested and deployed on our servers based in our datacenter in NJ. We have several partners deploying and supporting our application as part of their premium offerings. We are also in discussion with several large vendors looking to add our application to their packages.

We are looking to add specific features that will tune a PC for higher performance while gaming. This gaming application is scheduled for release in Q2 of 2022 and will target the market of 1.5B gamers.

The Team

Officers and Directors

Name: Kevin Cornell

Kevin Cornell's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer
  Dates of Service: January 11, 2019 - Present

Responsibilities: All aspects of the company including fundraising, compliance, operations and viability. In this role, the CEO received a base salary of $10,000/month and an earned bonus of up to $10,000/month based on achieving certain operating goals.

- **Position:** Chairman of the Board
  Dates of Service: January 11, 2019 - Present
  Responsibilities: Manage the board

- **Position:** Secretary
  Dates of Service: January 11, 2019 - Present
  Responsibilities: Maintain all corporate records

Other business experience in the past three years:

- **Employer:** Voosh LLC
  Title: Chief Executive Officer
  Dates of Service: June 15, 2016 - Present
  Responsibilities: Manages all aspects of the LLC. Voosh LLC is a related business and currently is in the process of transferring its assets to Voosh Technologies, Inc. Currently this is a part-time role for Mr. Cornell as he transfers the assets of the business to the new entity. During this process, Voosh Technologies, Inc. has an exclusive licensing agreement with Voosh LLC.

Name: Paul McGee

Paul McGee's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Operating Officer
  Dates of Service: March 11, 2017 - Present
  Responsibilities: All aspects of the operation of the company except for financial, product and personnel. In this role the COO receives a base salary of $10,000/month and a bonus of up to $5,000/month based on the achievement of certain operating goals.

Other business experience in the past three years:

- **Employer:** dBase LLC
  Title: Vice President of Sales, Marketing & Operations
  Dates of Service: April 11, 2012 - January 04, 2021
  Responsibilities: Reach new customers with new and existing products while increasing margin, customer service satisfaction and repeat business.

Name: Craig Foster

Craig Foster's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Technology Officer
  Dates of Service: January 11, 2019 - Present
  Responsibilities: All aspects of developing and running the software created by the company. The CTO receives a base salary of $10,000/month and an earned bonus of up to $5,000/month based on the achievement of certain product feature deliverables.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed

companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Common Stock in the amount of up to $1,000,000. in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a cloud based PC optimization service. Our revenues are therefore dependent upon the market for cloud based PC optimization service or derivations thereof. Although we are planning to use a portion of these funds to diversify until we do so, and it is proven there is a viable market for doing so, the company will be reliant on a single product servicing a single type of service.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage of new product based on our current mature optimization application. Although we feel confident in our ability to create products, we typically work in an area where no previous products have existed. Therefore we cannot guarantee that we will be able to develop market ready product due to their significant inherent complexity regarding their development. As well, there is no guarantee that any product we develop will be the first, or the best in their particular application areas. We typically compete with companies much larger than Voosh and capable of adding much more technical resources.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the “CEO”), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority

holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify as the size and scope of the addressable market becomes clearer with our success.

We are an early stage company and have not yet generated any profits
Voosh Technologies Inc was formed on January 11, 2019. Accordingly, the Company

has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Voosh Technologies Inc has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Voosh Technologies Inc's Active Continuous Optimization is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns an issued Patent, #8438378 as well as several trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Losing a large Reseller
Since Voosh Technologies Inc currently relies on one large reseller to generate the majority of our growth in sales, should this one reseller choose to stop selling our application our revenue growth would be negatively impacted. Should we be unable to

find a replacement reseller of the same or greater size, we would need to generate that sales volume in a direct manner and may not be able to do so in a timely or cost effective manner.

Loss of Patent
Our application is protected by an issued patent that covers a wide variety of remote tuning. Several attempts have been made by software and hardware companies to gain control of this patent through various legal means. So far the company has been successful in protecting the patent and retaining ownership. Should one of the companies be successful in gaining control of the patent the ability to license the VTI software and the ability to prosecute patent infringement would be seriously impacted.

The amount raised in this offering may include investments from officers and directors of the company or their immediate family members.
Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Kevin Cornell	10,000,000	Common Stock	41.05
Kevin Cornell	500	Preferred Stock	41.05
Swoosh LLC (Jeanette Frankenberg 100% owner)	10,000,000	Common Stock	41.05
Swoosh LLC (Jeanette Frankenberg 100% owner)	500	Preferred Stock	41.05

The Company's Securities

The Company has authorized Common Stock, Preferred Stock, Conrad Murphy Irrevocable Trust convertible note, and Series A Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,282,051 of Common Stock.

Common Stock

The amount of security authorized is 100,000,000 with a total of 24,360,000 outstanding.

Voting Rights

Common Shareholders are entitled to one vote and can receive dividends at the discretion of the Boards of Directors. Please see voting rights for securities sold in this offering.

Material Rights

Voting Rights of Securities Sold in this Offering.

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest.

Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Preferred Stock

The amount of security authorized is 19,999,000 with a total of 0 outstanding.

Voting Rights

This class of Preferred Stock does not have voting rights.

Material Rights

There are no material rights associated with Preferred Stock.

Conrad Murphy Irrevocable Trust convertible note

The security will convert into Common shares and the terms of the Conrad Murphy Irrevocable Trust convertible note are outlined below:

Amount outstanding: $500,000.00
Maturity Date: January 15, 2021
Interest Rate: 12.5%
Discount Rate: 80.0%
Valuation Cap: $1,000,000.00
Conversion Trigger: at the request of note holder

Material Rights

The amount is to be repaid at the demand of the holder prior to conversion with a maturity date of January 15, 2021. The note is convertible into shares of the Company's Common Stock at an 80% discount rate following the maturity date should the holder elect not to receive cash. As a requirement of the note a security interest was granted in all assets of Voosh Technology Inc to a maximum amount of $1,000,000. Although the maturity date as passed, the note holder has chosen to delay any action.

Series A Preferred Stock

The amount of security authorized is 1,000 with a total of 1,000 outstanding.

Voting Rights

VOTING RIGHTS OF SPECIAL VOTING PREFERRED STOCK. (A) GENERAL. The holders of the Series A Preferred Stock will have the voting rights as described in this Section 2 or as required by law. For so long as any shares of the Series A Preferred Stock remain issued and outstanding, the holders thereof, voting separately as a class, shall have the right to vote on all shareholder matters equal to sixty percent (60%) of the total vote. (B) SPECIAL CLASS VOTE. Notwithstanding the foregoing or any other provision of the Certificate of Incorporation, the Corporation shall not, without the consent a majority of the holders of the Series A Preferred Stock, voting as a separate class, (i) alter or change the provisions of the Certificate of Incorporation (whether by amendment, merger or otherwise) so as to adversely affect the voting powers, preferences or special rights of the Series A Preferred Stock, or (ii) create or issue additional shares of Series A Preferred Stock.

Material Rights

Any share of Series A Preferred Stock which at any time has been redeemed or otherwise reacquired by the Corporation shall, after such redemption or other acquisition, resume the status of authorized and unissued shares of Preferred Stock, without designation as to series, until such share is once more designated as part of a particular series by the Board of Directors.

LIQUIDATION. In the event of any liquidation, dissolution or winding up of the Corporation, the holders of the shares of Series A Preferred Stock shall not be entitled to participate in any distribution of assets of the Corporation. For the purposes of this Section 3, neither the sale, conveyance, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all of the property or assets of the Corporation, nor the consolidation or merger of the Corporation with or into one or more other entities, shall be deemed to be a liquidation, dissolution or winding-up of the Corporation.

DIVIDENDS. The holder of the Series A Preferred Stock shall not be entitled to receive any dividends, whether payable in cash, in property or in shares of capital stock of the Corporation.

CONVERSION OR EXCHANGE. The holder of the shares of Series A Preferred Stock shall not have any rights hereunder to convert such share into, or exchange such share for, shares of any other series or class of capital stock of the Corporation or of any other person.

REDEMPTION. The shares of Series A Preferred Stock shall not be subject to redemption.

TRANSFER PROVISIONS. The shares of Series A Preferred Stock, and any interest therein, may not be transferred, assigned or otherwise disposed of without the prior approval of the Board of Directors of the Corporation. Any attempted transfer, assignment or other disposition in violation of this provision shall be void and of no force or effect.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor’s stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $475,001.00
  Number of Securities Sold: 24,360,000
  Use of proceeds: Operations, developing the consumer version of our app
  Date: April 28, 2020
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Debt
  Final amount sold: $500,000.00
  Use of proceeds: Operations
  Date: January 07, 2019
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2020 vs 2019

Revenue

Revenue in 2019 was $6,172 and increased to $22,858 in 2020. License revenue grew slightly year over year. The focus was to ensure the application and infrastructure was capable of rapidly adding and servicing large numbers of end-users. The revenue growth was gained by customers added by our OEM partner vs direct sales. Although there was a revenue growth the company continued to generate a loss as it invested in the development of the software. During this period the spending in development exceeded the growth in general revenues leading to the loss.

Operating Expenses

Operating expenses were reduced from $698,760 to $453,733, a 35% reduction. The largest area of reduction was outside software developers. This was due to the application moving from development to testing, a phase that requires less highly paid developers. We see feature development ramping up over the next year as we add additional features commensurate with revenue growth.

Cash Flow

Cash on hand increased year over year as existing founders/stakeholders continued to invest and fund the operations of the company prior to revenue generation. We foresee future cash flow to be driven by outside fundraising and market-driven revenue generation.

Convertible Note

On January 7, 2019 the company entered into a 12.5% convertible note in the amount of $500,000. The proceeds were used for general operatoins. The note is convertible in to common shares of Voosh Technologies Inc, with a 20% discount from market value. As well, the noteholder was granted an interest in the assets of Voosh to a maximum of $1,000,000.

Historical results and cash flows:

Historical Results

The development and test phase of the application is winding down. This is typically the most high-risk portion of software development particularly when new techniques are developed using cutting-edge methods. Having now developed the application as described and covered by the issued patent, the expense spending turns to marketing and customer acquisition.

Cash spending will now follow a formula based on customer acquisition costs, ROI, and lifetime revenue/customer. This is more finite than development and is designed to increase both top line and bottom-line numbers for the company.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Cash on hand ending 2020 increased 563% to $191,612. Current cash on hand is still around $200,000. As well, the company executed a CD backed LOC with Santa Cruz County bank for $190,000. Other than the LOC, all cash flow requirements to date have been address with existing shareholder investments.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

Funds raised by the StartEngine activities will be used to intensify the marketing efforts so that rapid market penetration and customer acquisition can take place. Additional funding areas are available to the company but focus is on generating investment with StartEngine in order to increase shareholder value prior to additional fundraising,thereby reducing dilution.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Funds from this campaign are required to fuel the rapid growth of the company but are not critical to its viability. If the maximum is raised, it will represent about 20% of the current funds the company has.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The company has a passive burn rate of $30,000/month and a active burn rate of $150,000. This active burn rate can be increased to drive higher revenue/profit numbers based on results, with no top end envisioned at this time. The burn rate above $30,000 is controllable and the spending is targeted on two areas: product development and market development. As revenues increase, or investment is raised we seek to improve the product capabilities, making it more competitive and more desireable to end users deciding on whether to purchase or not. This is normally our largest area of spend since we have a large channel selling through resellers. We also increase spending in market development, increasing our spend in the areas of SEO/SEM. This improves our market visibility, improving our chances of increasing sales through our channel partners, as well as increasing our direct customer base.

How long will you be able to operate the company if you raise your maximum funding goal?

If the company raises its maximum funding goal it will increase spending to the maximum amount that generates a positive ROI. It is anticipated that this amount is in excess of $500,000/month. Using an optimized SEO/SEM model this means that monies invested in one month generate a positive ROI/payback in the same month. Using this model we scale the revenue growth based on positive market conditions, not burn rate.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We anticipate that, based on a successful CF raise, the company will have a number of options available to generate future growth. These options include a possible 'A' round, equity investments by a distribution partner or purchase of a SPAC.

Indebtedness

- **Creditor:** Swoosh LLC
  Amount Owed: $1,013,000.00
  Interest Rate: 0.0%
  Maturity Date: November 15, 2028
  Debt to be repaid, with no interest accrued, prior to November 15, 2028. Swoosh Technology Inc holds a security interest an all tangible and intangible property held by the company. The ending balance of this loan was $1,013,000 as of December 31, 2019 and 2020.

- **Creditor:** Conrad Murphy Irrevocable Trust
  Amount Owed: $500,000.00
  Interest Rate: 12.5%
  Maturity Date: January 01, 2021
  Amount to be repaid at the demand holder prior to conversion with a maturity date in January 2021. The note is convertible into shares of the Voosh Technology Inc's Common Stock at an 75% discount rate following the maturity date should the holder elect not to receive cash. As security, the Voosh Technology Inc. granted the holder interest in all tangible and intangible personal property equal to a maximum of $1,000,000.

- **Creditor:** Santa Cruz County Bank
  Amount Owed: $190,000.00
  Interest Rate: 4.5%
  Maturity Date: June 23, 2022
  This LOC is backed by a CD in the amount of $190,000 as collateral against the company's Letter of Credit from a bank in exchange for 800,000 shares ofd common stock.

- **Creditor:** Kevin Cornell
  Amount Owed: $77,000.00
  Interest Rate: 0.0%
  Maturity Date: January 01, 2024

- **Creditor:** C level employees
  Amount Owed: $315,000.00
  Interest Rate: 0.0%
  Maturity Date: January 03, 2024
  This debt represents unpaid wages to owners for the years ended 2019 and 2020. If not paid in cash, it may be converted to common stock with no discount at the

company's discretion.

- **Creditor:** Brenda Cornell
  Amount Owed: $190,000.00
  Interest Rate: 4.5%
  Funds are withdrawn on an as-needed basis. This line of credit has no maturity date and is secured by the wife of Company's CEO Certificate of Deposit at the same bank in exchange for 800,000 shares of Common Stock. The ending balance of this line of credit was $177,000 as of December 31, 2020.

Related Party Transactions

- **Name of Entity:** Brenda Cornell
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: $190,000 loan to the company as collateral against a bank line of credit.
  Material Terms: Debt convertible to 800,000 common shares

- **Name of Entity:** Kevin Cornell
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Unpaid accrued wages of $135,000 and $315,000 for years ended 2019 and 2020, respectively.
  Material Terms: Wages are to be repaid when the company can viably pay them,or they may be converted to common stock. No maturity date and no accrual of interest.

- **Name of Entity:** Kevin Cornell
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: $77,000 in loans to be used for general operations
  Material Terms: No interest is accrued and amounts are due on demand.

- **Name of Entity:** Swoosh 23 LLC
  Names of 20% owners: Kevin Cornell
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: $1,013,000 Non-interest bearing note to be used for general operations.
  Material Terms: Note is repayable out of the proceeds of operations, with no interest accrued, and with a maturity date of November 2028. Loan is secured by all personal property. Balance remains fully outstanding as of December 31, 2019 and 2020.

Valuation

Pre-Money Valuation: $19,001,580.00

Valuation Details:

The company determined its pre-money valuation based on an analysis of multiple factors. First, the Voosh Active Continuous Optimization application is fully deployed, tested, unique, highly scalable and patented. It is the culumination of the life's work of the 'C' suite staff, combined they have over 100 years in developing advanced technology products and hold 15 patents. Second, our partner Slimware Utilities Holdings (div of Nasdaq:IAC) has been deploying Voosh, under contract, to its support customers since January, 2020. Now Slimware is expanding the relationship by embedding Voosh in their existing product line. This expansion will increase the available market for Voosh licenses for existing Slimware customers and potential customers. All client acquisition and support costs will be borne by Slimware, with a $10/license/year fee paid to Voosh.

Based on the above analysis, the company set its valuation internally, without a formal-third party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) there are not current outstanding stock options, warrants or any convertible securities; and (iii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $500,000 in convertible note debt outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.60 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *Marketing*
  20.0%
  The funding will expand our facebook, twitter, and adwords marketing. The goal is to define Voosh as a verb in the PC optimization space and drive traffic to our partners for fulfillment and support.
- *Research & Development*
  50.0%
  10% will be used to support and enhance our existing PC optimization application. 30% will be used to create additional product offerings based on the

optimization engine, these include our PC gamers specific tuning app, as well as our data privacy app that blocks Microsoft from uploading personal use data from a consumers PC. 10% will be used to add a reporting front end to our customer database so the SMB and enterprises can have a unique view into the operation of the PC's at their edge.

- *Company Employment*
  15.0%
  Although a great deal of our development is contracted to third parties, we will be hiring Santa Cruz, CA based developers as well.

- *Working Capital*
  11.5%
  We will be investing in management and monitoring tools for our distributed cloud delivery system to ensure consistent delivery of our tuning application.

If we raise the over allotment amount of $999,999.78, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Research & Development*
  50.0%
  10% will be used to support and enhance our existing PC optimization application. 30% will be used to create additional product offerings based on the optimization engine, these include our PC gamers specific tuning app, as well as our data privacy app that blocks Microsoft from uploading personal use data from a consumers PC. 10% will be used to add a reporting front end to our customer database so the SMB and enterprises can have a unique view into the operation of the PC's at their edge. Note, all funds from this raise will be used by Voosh Technologies Inc and no funds will be used by Voosh LLC. We are also working with several large network providers that would benefit from being able to query and understand how we are able to reduce the load on their network while improving end user performance. Expansion of our Looker development will provide this window, and by raising the maximum funding goal we can undertake this development.

- *Company Employment*
  20.0%
  We will be adding additional development staff based in Santa Cruz, CA in order to reduce our contracted developers.

- *Marketing*
  10.0%
  We will market our app in support of our partners through the use of our Youtube channel, affiliates and sponsoring industry thought leaders.

- *Operations*
  10.0%
  As we enter international markets we will be distributing aspects of our application to remote countries to service the operating needs within those companies. We will need to make slight edits to our infrastructure to accommodate increased load and a more diverse traffic pattern.

- *Working Capital*
  6.5%
  Outside services, including sales agents will be added to expand our distribution channels.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://vooshperformance.com (https://vooshperformance.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any

complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/voosh

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Voosh Technologies Inc

[See attached]

Voosh Technologies, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2019 & 2020

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT **ACCOUNTANT'S REVIEW REPORT**

To Management
Voosh Technologies, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2019 & 2020 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accoun**tant's Responsibility**

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
January 20, 2022
Vincenzo Mongio

Voosh Technologies, Inc
Statement of Financial Position

	Year Ended December 31,	
	2020	2019
ASSETS		
Current Assets		
Cash and Cash Equivalents	191,612	34,023
Accounts Receivable	982	-
Total Current Assets	192,594	34,023
Non-current Assets		
Furniture, Equipment, and Leasehold Improvements, net of Accumulated Depreciation	7,483	12,472
Intangible Assets: Patent, net of Accumulated Amortization	94,111	101,445
Total Non-Current Assets	101,594	113,917
TOTAL ASSETS	294,188	147,940
LIABILITIES		
Current Liabilities		
Accrued Expenses	181,483	99,163
Accrued Expenses Related Party	315,000	135,000
Accrued Interest	140,448	65,206
Total Current Liabilities	636,931	299,369
Long-term Liabilities		
Related Party Loans	1,090,822	1,376,064
Loan Payable	177,000	-
Convertible Notes	500,000	500,000
Total Long-Term Liabilities	1,767,822	1,876,064
TOTAL LIABILITIES	2,404,753	2,175,433
EQUITY		
Common Stock	19	-
Additional Paid in Capital	475,000	-
Accumulated Deficit	(2,585,584)	(2,027,493)
Total Equity	(2,110,565)	(2,027,493)
TOTAL LIABILITIES AND EQUITY	294,188	147,940

Voosh Technologies, Inc
Statement of Operations

	Year Ended December 31, 2020	2019
Product Revenue	5,860	162
Service Revenue	4,800	6,010
Voosh Tech Sales	12,416	-
Refunds(allocate appropriately)	(218)	-
Cost of Revenue	48,238	-
Gross Profit	(25,380)	6,172
Operating Expenses		
Advertising and Marketing	13,121	20,857
Depreciation	4,989	4,986
Amortization	7,333	7,333
Legal & Professional	348,190	492,074
Software	21,176	54,984
Guaranteed Payments	-	82,500
Contractors	28,410	-
Utilities	9,775	2,731
Rent	2,448	2,516
General & Administrative	17,341	23,927
Other	950	6,852
Total Operating Expenses	453,733	698,760
Operating loss	(479,113)	(692,588)
Other Expense		
Interest Expense	78,978	65,206
Total Other Expense	78,978	65,206
Net loss	$ (558,091)	$ (757,794)

Voosh Technologies, Inc
Statement of Cash Flows

	Year Ended December 31, 2020	2019
OPERATING ACTIVITIES		
Net Income (Loss)	(558,091)	(757,794)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	4,989	4,986
Amortization	7,333	7,333
Accounts Payable and Accrued Expenses	298,337	194,944
Accrued Interest	75,243	65,206
Accounts Receivable	(980)	-
Deferred Revenue	-	(588)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	384,921	271,881
Net Cash provided by (used in) Operating Activities	(173,170)	(485,913)
INVESTING ACTIVITIES	385,902	271,881
Equipment	-	(10,258)
Net Cash provided by (used by) Investing Activities	-	(10,258)
FINANCING ACTIVITIES		
Convertible Debt Proceeds	-	500,000
Loan Proceeds	206,000	35,596
Loan Repayments	(68,183)	(6,000)
Capital Contributions	192,941	-
Net Cash provided by (used in) Financing Activities	330,758	529,596
Cash at the beginning of period	34,023	598
Net Cash increase (decrease) for period	157,589	33,425
Cash at end of period	191,612	34,023

Voosh Technologies, Inc
Statement of Changes in Shareholder Equity

	Common Stock		Preferred Stock				
	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/19	-	-	-	-	-	(1,269,699)	(1,269,699)
Issuance of Common Stock	21,160,000	-	1,000	-	-	-	-
Net Income (Loss)	-	-	-	-	-	(757,794)	(757,794)
Ending Balance 12/31/2019	21,160,000	-	-	-	-	(2,027,493)	(2,027,493)
Issuance of Common Stock	3,200,000	19	-	-	192,924	-	192,943
Conversion of Liabilities to Equity	-	-	-	-	282,076	-	282,076
Net Income (Loss)	-	-	-	-	-	(558,091)	(558,091)
Ending Balance 12/31/2020	24,360,000	19	-	-	475,000	(2,585,584)	(2,110,565)

Voosh Technologies, Inc.
Notes to the Unaudited Consolidated Financial Statements
December 31st, 2020
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Voosh Technologies, Inc. ("the Company") was incorporated in the state of Delaware on January 11th, 2019. The Company is a software development and sales company that has created a unique application. This cloud-based application remotely tunes individual Windows PC's to attain higher performance and throughput. The service is available through monthly, bi-annual or annual subscriptions. The application runs silently in the background of monitored and managed PC's.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31.

Basis of Consolidation

The financial statements presented reflect the Company and a consolidated variable interest entity, Voosh, LLC. The Company does not have direct ownership of Voosh, LLC. The Company has an exclusive licensing agreement with Voosh, LLC which is under common control. The Company has determined that it is the primary economic beneficiary and therefore consolidates the financial statements of this entity.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "Fair Value Measurements and Disclosures" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company generates revenue by selling its service to consumers via direct and OEM channels via monthly, semi-annual and annual license terms. The Company also sells a small amount of services, particularly when application changes are requested by an OEM. Revenue is recognized in the month it is earned over the life of the subscription term. Any returns, cancellations or credits are recognized in the month that they are received. OEM customers only sell the monthly licenses and are billed $1 for each license that is active on the last day of each month.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2020.

A summary of the Company's property and equipment is below.

Property Type	Useful Life (in years)	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/20
Machinery & Equipment	5	19,258	11,775	-	7,483
Grand Total	-	19,258	11,775	-	7,483

Intangible Assets

The Company's intangible asset consists of a patent and is recorded at cost less accumulated amortization and impairment losses on a systematic basis over its life of 15 years. The ending balance of this asset was $101,455 and $94,111 as of December 31, 2019 and 2020, respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company does not have any equity-based compensation plans.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company accrued balances of $135k and $315k in unpaid wages to owners for the years ended 2019 and 2020, respectively. The amounts accrued may be converted into shares at a later date if not repaid in cash. The amount accrues no interest and is due at the discretion of the Company's management.

In 2020, the wife of the CEO opened a Certificate of Deposit in the amount of $190,000 as collateral against the Company's Letter of Credit from a bank in exchange for 800,000 shares of Common Stock.

The Company had outstanding $77K in loans as of 2020 from its founder and CEO. The amounts accrue no interest and are due on demand.

In November 2018, the Company entered into a loan agreement for $1,013,000 from one of its members bearing no interest and a maturity date in November 2028. This loan is secured by all tangible and intangible personal property. The ending balance of this loan was $1,013,000 as of December 31, 2019 and 2020.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

In January 2019, the Company entered into a $500,000 convertible note agreement for the purposes of funding operations. The interest on the note was 12.5%. The amount is to be repaid at the demand of the holder prior to conversion with a maturity date in January 2021. The note is convertible into shares of the Company's Common Stock at an 80% discount rate following the maturity date should the holder elect not to receive cash. As security, the Company granted the holder interest in all tangible and intangible personal property equal to $1,000,000.

In 2020, the Company opened a Line of Credit for $190,000 bearing an interest rate of 4.5% and no maturity date. Funds are withdrawn on an as-needed basis. This line of credit is secured by a related party's Certificate of Deposit at the same bank (please see Note 3 for further information). The ending balance of this line of credit was $177,000 as of December 31, 2020.

Please see "Note 3 – Related Party Transactions" for further information on the Company's debt.

Debt Principal Maturities 5 Years Subsequent to 2020

Year	Amount
2021	927,000
2022	-
2023	-
2024	-
2025	-
Thereafter	1,013,000

NOTE 6 – EQUITY

The Company has authorized 100,000,000 shares of Common Stock with a par value of $0.0001 per share. 21,160,000 and 24,360,000 shares were issued and outstanding as of 2019 and 2020.

The Company has authorized 20,000,000 shares of Preferred Stock with a par value of $0.0001 per share. 1,000 shares were issued and outstanding as of 2019 and 2020.

Common Shareholders are entitled to one vote and can receive dividends at the discretion of the Boards of Directors.

Preferred Shareholders have the rights and restrictions established in accordance with the General Corporation Law of Delaware. Preferred Shareholders cannot vote, and they have preferential right to dividends on Common Stock should they be declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2020 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through January 20, 2022, the date these financial statements were available to be issued.

In November 2021, the Company made an offer to acquire the entire assets of its largest distributor. At this time, it is not anticipated that this offer will be accepted as the parent company of the distributor is looking to keep the operations inhouse.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, may continue to generate losses, and had both negative cashflows from operations and negative working capital for the years presented.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Voosh Technologies Inc

Tune your PC like you tune your car.


Enhance the
Performance
of Your PC
Voosh Performance
Overall Improvement
100.4%
223.8%

Website | Santa Cruz, CA | CONSUMER INTERNET

Voosh Performance optimizes PC performance settings, using patented technology, to unlock its maximum performance capacity.

$0.00 raised

0 Investors	$19M Valuation
$0.78 Price per Share	$499.98 Min. Investment
Common Shares Offered	Equity Offering Type
$1M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- Voosh Performance addresses a growing market - users working from home, by optimizing the users' PC
- Voosh's infrastructure can support multi-millions of managed PC's with minimal additional cost.
- The company uses a recurring revenue model with the objective to grow revenue exponentially

OVERVIEW

Automatic PC enhancement, for peak performance

All computers are designed to be tuned for optimal performance, but few are because it's so complex and time-consuming to do manually. Voosh's cloud-based app *automatically* evaluates PCs every few hours and adjusts their manufacturer-supplied settings to maintain a high level of performance.

Voosh's CEO and founder, Kevin Cornell, has worked in technology for 40+ years and has previously built and navigated exits for a number of successful companies. The team, which holds 15 patents among three members, has been working together in various companies for the past 20 years.


15
Patents

We have spent long hours growing and building together, and today we feel more ready than ever before to deliver the cutting-edge, game-changing technology of Voosh to the PC market.

THE PROBLEM

PCs are far under-performing their potential, and users are suffering the consequences



The problem we are tackling is plain and simple: most PCs are misconfigured and far underperform their potential. PCs are shipped with default configuration settings designed to operate at the lowest common denominator, and therefore they rarely deliver on the performance that was purchased. For consumers, a PC tuned to their use gives a much better experience.

For companies, Voosh gives IT managers a unique view into the experience of their remote users and the data they need to support them.

THE SOLUTION

Automatic PC optimization made available both direct to consumer and through our channel partners


Voosh Performance
Overall Improvement
100.4%
Network
223.8%
Disk
39.4%
CPU
31.0%

Voosh Performance uses protocol analyzer methodology to generate a large amount of performance and configuration data on each PC. AI-based algorithms then apply patented optimization algorithms to change the manufacturers' supplied settings and improve overall performance. The application can be run as a standalone performance application or as a feature embedded in another application.

We sell both direct to consumer and through our channel partners, charging $9.97/month/license or $49.97/year/license D2C, and $1/month/license monthly or $10/year/license annually through our channel partners.


How It Works
Scan Your PC
Optimize Your PC Settings
Active Continuous Optimization

OUR TRACTION

Voosh has received numerous awards and praise from major technology publications

Our application is patented, has been tested, and is running on our cloud servers. We currently have a partnership with Slimware, to install our application on customers' computers, as a part of their technical support package. Slimware has embedded our app in their SlimCleaner product and will initiate marketing to all existing customers as well as the general consumer marketplace, in the third quarter of this year.

Voosh Performance has been certified by IBM Labs and was recently awarded a Google grant to put their Looker query app on the front end of our database.


$100K
Awarded by Google

The team at Voosh has also received the Gartner 'Cool Vendor' award for best infrastructure management product of the year, as well as the Frost & Sullivan Award for market dominance in SAN analyzer products. In addition, our app has been tested, verified and promoted by leading internet tech gurus, such as Into Tomorrow with Dave Graveline, Techstination with Fred Fishkin,, Liron Segev and Softpedia.


Awards
IBM
Voosh Performance is certified by IBM Labs
Gartner
COOL VENDOR
For best infrastructure management project
FROST & SULLIVAN
For market dominance in SAN analyzer products

**The above awards include awards that were received by the leadership team at Voosh while working at prior companies. The awards were not received by Voosh Technologies, Inc.*

THE MARKET

There are more than 1 billion PCs running worldwide, all of which can benefit from our technology

In 2020, there were about 1,600,000,000 PCs running Windows O/S worldwide. All of these systems can benefit from our software. (Source)


Voosh Performance
0 T
PCs worldwide
Most Improved
450.8%
21.5%

Voosh is unique in that we actually tune PCs by evaluating and adjusting the manufacturers' settings. While competing companies advertise their product as performance enhancing, most only clean the cache and/or registry, defrag the disc, and clean temp files. These actions are misleading and do nothing to improve performance. We make sure to keep all our adjustments within the manufacturers' supported ranges.


Supercharge Performance
Safe Enhancement
Faster Web Browsing
Easy to Use
Quicker Startup
Optimized for your PC

When we install on a customer's PC, we set a baseline of performance and then measure improvements against that baseline. We believe we are the only company in our space that presents the data in a way that allows users to see and quantify the improvements for themselves.

WHY INVEST

We believe Voosh Performance has the technology, the vision, and the experience necessary to make our presence known in the PC industry

We are currently in the process of adding new and exciting features to our software, enhancing both our marketability and our attractiveness as a technology partner. Our next product, focused on gamers, enhances performance areas critical to gamers, such as GPU optimization and latency management, while halting background functions such as indexing, remote updating and data harvesting while gaming is in progress.

Our next version will include the ability to turn off background data harvesting apps such as Microsoft's Compatibility Telemetry, that uses the PC's processing and bandwidth to collect personal data and upload it to third party marketing sites where it is sold.

All our products are built with the purpose of delivering to the user the performance that was purchased, is expected and for which the PC is fully capable of delivering.


Voosh Performance analyzes and improves your system settings using lab-researched, safe settings changes.
Voosh Performance
Unleash the True Power of Your PC
74.5%

All in all, Voosh Performance is a unique, patented product with the ability to evaluate and adjust manufacturers' settings, that we believe is unmatched in the current market. Our seasoned team has over 40 years of experience in the space, has navigated exits for numerous tech companies, holds more than 15 patents among the C suite, and with the help of our partners like Slimware, we believe we have what it takes to successfully penetrate the multibillion dollar PC industry.

The financial statements presented reflect the Company, Voosh Technologies, Inc, and a consolidated variable interest entity, Voosh, LLC. Voosh does not have direct ownership of Voosh, LLC. Voosh has an exclusive licensing agreement with Voosh, LLC which is under common control. The Company has determined that it is the primary economic beneficiary and therefore consolidates the financial statements of this entity.

Meet Our Team



Kevin Cornell

Founder/Chief Executive Officer/Secretary

Kevin understands computer technology to its core. His strength and background has been in creating leading edge products for massive markets, then building and executing the business to profitability.

Founder/CEO, Voosh Technologies, Inc.

January, 2019 - Present, fulltime

Converted the LLC to a C Corp for growth. Selling PC optimization to the consumer marketplace primarily through partners.

Chief Executive Officer, Voosh LLC Part-time

Jun 2016 – Present, part time

Evaluation of taking our successful iPTE application in to the consumer marketplace.

President, Ambicom Holdings, Inc Part-time

May 2014 – Dec 2015

After the Asset Purchase Agreement was finalized I became President of Ambicom Holdings, Inc., working on my earnout until the end of 2015, I then retired.

CEO/co-founder, Veloxum Corporation

Mar 2008 – May 2014

Veloxum was a software company located in Silicon Valley. The application tunes servers and PC's, virtual or physical, to achieve optimum performance. Won the Gartner 'cool vendor' award for top infrastructure managment app. Customers include Kaseya MSP's, Microsoft, Colgate, IBM, Baron Capital, Adecco, Systex, and many more. Effective May 15, 2014 the assets of Veloxum were sold to Ambicom Holding, Inc, a Nasdaq traded small cap company. The assets of Veloxum were changed from IP to shares in Ambicom.

Senior Vice President, General Mgr, Finisar Corporation

Jan 2003 – Feb 2008

Managed all aspect of the Network Tools Division. Took the company from a loss to highly profitable division. Created industry leading X-GIG fibre channel analyzer, and Netwisdom, industry first Storage Area Network monitoring tool for large installed SAN's. Won award from Frost & Sullivan for market dominance. Customers of Netwisdom included US Patent & Trademark Office, Homeland Security, Bosch, Lufthansa, U.S. Government, etc.



Paul McGee

Chief Operating Officer

Chief Operating Officer/Voosh Technologies Inc.

March 2017 – Present

Concentrating on developing and servicing new resellers while still acquiring a direct customer base and working to reduce their churn with additional marketing and regular monthly performance statements via email.

Constantly monitoring the onboarding process and working with our payment processors to ensure a seamless purchase and subscription process.

Ensuring our internal infrastructure meets our Uptime SLAs.

Paul is a Senior Computer Industry Advocate and Technical Evangelist with over 20 years of High-Tech experience focused on the principle of "Exceeding customer expectations will create exceedingly profitable customers". Experienced in serving and selling to IT, Development groups, Line-of-Businesses Executives, Original Equipment Manufacturers (OEM), and senior (CxO) management.

Extensive knowledge of the software development lifecyle along with UML, EAI, Middleware, CORBA, DCE, J2EE, CRM, C++, JAVA, RPG, COBOL, Knowledge Management (KM), Dynamic Document production, and Security and Encryption.

Specialties: Software sales, consulting, training, and technical management, Fortune 50 down to SMB; Project Managers, Developers and CIOs in IT to Line of Business VPs in Sales, Customer Service, Development, Compliance, etc.

Technical Presentations online and at User Conferences

Product Training Delivery to internal and Partner salesforces

Training Development and Delivery Worldwide

Project Management of Partner OEM Software products

Developed many successful sales teams of Inside Sales and Sales Engineer.

Also currently works part-time as Vice President of Sales, Marketing & Operations at dBaseLLC.



Craig Foster

Chief Technology Officer

Experienced Senior Director of Product Management with a demonstrated history of working in the computer software industry. Skilled in Storage Area Network (SAN), Server Architecture, Storage, Go-to-market Strategy, and Professional Services. Strong product management professional graduated from New Mexico State University.



Chris Yeh

Advisor (Part-time)

Chris Yeh is the co-founder of the Blitzscaling Academy, which teaches individuals and organizations how to plan for and execute on hypergrowth, and of Blitzscaling Ventures, which invests in the world's fastest-growing startups. Chris has founded, advised, or invested in over 100 high-tech startups since 1995, including 9-figure companies like Ustream (investor, advisor, CEO) and UserTesting.com (advisor). He is the co-author, along with Reid Hoffman, of Blitzscaling: The Lighting-fast Path to Building Massively Valuable Companies, and the co-author, along with Reid Hoffman and Ben Casnocha, of the New York Times bestseller, The Alliance: Managing Talent in the Networked Age. Chris earned two degrees from Stanford University, with distinction in both, and an MBA from Harvard Business School, where he was named a Baker Scholar.

Offering Summary

Company	:	Voosh Technologies Inc
Corporate Address	:	877 Cedar Street, Suite 150, Santa Cruz, CA 95060
Offering Minimum	:	$9,999.60
Offering Maximum	:	$999,999.78
Minimum Investment Amount (per investor)	:	$499.98

Terms

Offering Type	:	Equity
Security Name	:	Common Stock
Minimum Number of Shares Offered	:	12,820
Maximum Number of Shares Offered	:	1,282,051
Price per Share	:	$0.78
Pre-Money Valuation	:	$19,001,580.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering.

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Birds

Invest within the first 7 days and receive an additional 15% bonus shares.

Super Early Bird Bonus

Invest within the next 7 days and receive an additional 10% bonus shares.

Early Bird Bonus

Invest within the next 3 days and receive an additional 5% bonus shares.

Amount-Based:

$499+

For any investment, a fully paid license for Voosh Active Continuous Optimization, three-year term, capable of being activated on up to 5 Windows PC's.

$1000+

For any investment over $1,000, in addition to the three-year license listed above, a copy of all future Voosh software products including our upcoming gaming optimization service and our personal data protection app. All licenses can be activated on up to 5 Windows PC's.

$2,500+

Receive 10% bonus shares

$5,000+

Receive 15% bonus shares

$10,000+

Receive 20% bonus shares

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Voosh Technologies, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.78 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $78. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Insider Investment

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Irregular Use of Proceeds

Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

If your car started to overheat, would you bring it to a carwash?

No! You don’t need a cleaner, what you need is a mechanic.

Same goes for our PC’s - cleaning them does nothing to get them running smoothly. From gaming, to photo and video editing, to coders and crypto miners -modern computer users need fine-tuned, optimized machines that run as quickly as possible to keep up with our high-performance demands. By optimizing your machine not only are you able to operate faster than your competition, but you also get the added benefit of extending your PC’s useful life.

At Voosh Performance, we’re not just PC technicians, we’re a software company that acts as an automated Pit Crew to remotely improve your computer’s performance and maintain it using our patented AI-powered engine we call VooshACO, or Voosh Active Continuous Optimization.

The problem is, store-bought PCs are configured to serve the lowest common denominators and those settings are almost always left unchanged. This means most computers are rarely operating anywhere near their capabilities.

Voosh acts like a multitool that is able to adjust the appropriate internal settings perfectly to suit a customer’s needs depending on their computer use, and like a pit crew, Voosh can do it all in just under a minute. By installing it into your personal computer you would be able to increase productivity levels by up to 40%.

Voosh is also important for the environment- just this year almost 54 million tonnes of e-waste have been collected worldwide. By installing Voosh you will be able to keep your device delivering exceptional performance for longer without the need to discard and replace it every couple of years.

The team behind Voosh has a proven track record in building innovative and leading-edge products for the computer industry. We’re IBM and Microsoft Certified, Google awarded us a grant to develop our product, and Voosh was the recipient of the prestigious Gartner research’s ‘Cool Vendor’ in IT operations management.

We’re here on StartEngine so we can scale and support our partners in order to reach the market of 1.6 Billion PC users worldwide, a market we calculate is currently worth $80,000,000,000 per year for our product.

In order to rapidly and efficiently scale, we have partnered with the leading PC tools provider. The goal is to have each our partner's customers running Voosh within 12 months, as well as to embark on an aggressive marketing campaign to add new customers. Our fully executed contract calls for Voosh to receive an annual license fee of $10 for each license issued.

We also have two other products in the pipeline- one focused on the $5 billion gamer market, and another focused on protecting people's personal data.

We are a software company and as such we are lean and run on a fixed cost basis. A fully scaled

Voosh can efficiently run on just $150,000 a month. Voosh is built for Hyperscaling. We believe that every personal computer can benefit from using Voosh.

If a device has an operating system, it can and should be optimized. An optimized computer saves time, money, and makes us all more efficient.

Come be a part of Voosh and watch us grow our company at record speeds.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
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target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:27 PM 01/11/2019
FILED 02:27 PM 01/11/2019
SR 20190219777 - File Number 7233479

CERTIFICATE OF INCORPORATION OF VOOSH TECHNOLOGIES INC.

ARTICLE I

The name of this corporation is Voosh Technologies Inc. (the "Corporation").

ARTICLE II

A. The address of the Corporation's registered office in the State of Delaware is 3500 South DuPont Highway in the City of Dover, County of Kent, Zip Code 19901. The name of the Corporation's registered agent at such address is Incorporating Services, Ltd.

B. The name and mailing address of the incorporator of the Corporation is:

Kevin Cornell
877 Cedar Street, Suite 150
Santa Cruz, CA 95060

ARTICLE III

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

ARTICLE IV

A. The aggregate number of shares of all classes of capital stock which this Corporation shall have authority to issue is 120,000,000 shares, of which 20,000,000 shares shall be shares of preferred stock, par value of $.0001 per share ("Preferred Stock"), and 100,000,000 shares shall be shares of common stock, par value of $.0001 per share ("Common Stock").

(1) Preferred Stock. The designations, preferences, limitations, restrictions, and relative rights of any additional classes of Preferred Stock, and variations in the relative rights and preferences as between different series shall be established in accordance with the General Corporation Law of Delaware by the board of directors of the Corporation ("Board of Directors"). Except for such voting powers with respect to the election of directors or other matters as may be stated in the resolutions of the Board of Directors creating any series of Preferred Stock, the holders of any such series shall have no voting power.

(2) Common Stock. The holders of Common Stock shall have and possess all rights as shareholders of the Corporation, including such rights as may be granted elsewhere by this certificate of incorporation, except as such rights may be limited by the preferences, privileges and voting powers, and the restrictions and limitations of the Preferred Stock.

B. Subject to preferential dividend rights, if any, of the holders of Preferred Stock, dividends on the Common Stock may be declared by the Board of Directors and paid out of any funds legally available therefor at such times and in such amounts as the Board of Directors shall determine.

C. The capital stock, after the amount of the subscription price has been paid in, shall not be subject to assessment to pay the debts of the Corporation.

D. Any stock of the Corporation may be issued for money, property, services rendered, labor done, cash advances for the Corporation, or for any other assets of value in accordance with the action of the Board of Directors, whose judgment as to value received in return therefor shall be conclusive and said stock when issued shall be fully paid and non-assessable.

E. The Board of Directors shall have the authority to impose restrictions upon the transfer of the capital stock of the Corporation as it deems necessary in the best interests of the corporation or as required by law.

ARTICLE V

Except as otherwise provided in this certificate of incorporation, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

ARTICLE VI

The number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation.

ARTICLE VII

Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

ARTICLE VIII

Meeting of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept (subject to any provision contained in the statutes) outside the State of Delaware at such place or places as may be designated from time to time by the board of directors or in the Bylaws of the Corporation.

ARTICLE IX

A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law, or (iv) for any transaction from which the director derived any improper personal benefit. If the General Corporation Law is amended after approval by the stockholders of this Article IX to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

No act, contract, or other transaction between the Corporation and one or more of its directors, officers, or employees, or between the Corporation and any corporation or association of which one or more of this Corporation's officers, directors, or employees are in any way interested, shall be affected or invalidated in any way because of such fact; provided, that such fact shall have been known to or disclosed to the Board of Directors of the Corporation prior to its authorization of such act, contract or other transaction. Any director or directors of the Corporation so interested may be present and may be counted in determining the existence of a quorum at any meeting of the Board of Directors which authorized or ratified such act, contract, or other transaction, and such director or directors may vote thereat with like force and effect as if they were not interested.

Any repeal or modification of the foregoing provisions of this Article IX by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

ARTICLE X

To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law, subject only to limits created by applicable General Corporation Law (statutory or non-statutory), with respect to actions for breach of duty to the Corporation, its stockholders and others.

Any amendment, repeal or modification of the foregoing provisions of this Article X shall not adversely affect any right or protection of a director, officer, agent or other person existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to such amendment, repeal or modification.

ARTICLE XI

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this certificate of incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

* * * * *

THE UNDERSIGNED, being the incorporator hereinbefore named, for the purpose of forming a corporation to do business both within and without the State of Delaware and in pursuance of the General Corporation Law of Delaware, does make and file this certificate of incorporation, hereby declaring and certifying that the facts herein stated are true, and accordingly has hereunto set the incorporator's hand this 7th day of January, 2019.

/s/ Kevin Cornell
Kevin Cornell, Incorporator

VOOSH TECHNOLOGIES, INC.

CERTIFICATE OF DESIGNATION,

PREFERENCES, RIGHTS AND LIMITATIONS OF SERIES "A" PREFERRED STOCK

Pursuant to Section 151 of the General Corporation Law of the State of Delaware

Voosh Technologies, Inc. (hereinafter referred to as the "Corporation"), a corporation organized and existing under the General Corporation Law of the State of Delaware, in accordance with the provisions of Section 151 of the General Corporation Law of the State of Delaware, as amended, does HEREBY CERTIFY that the following resolution has been duly adopted by the Board of Directors of the Corporation:

RESOLVED, that pursuant to the authority expressly granted to and vested in the Board of Directors of the Corporation by the provisions of the Certificate of Incorporation of the Corporation (the "Certificate of Incorporation"), there is hereby created, out of the 20,000,000 shares of Preferred Stock, par value $.0001 per share, of the Corporation (the "Preferred Stock"), a series of Preferred Stock of the Corporation, to be designated "Series A Preferred Stock," consisting of one thousand (1000) shares, which series shall have the following voting powers, designations, preferences and relative, participating, optional and other rights, and the following qualifications, limitations and restrictions (in addition to the powers, designations, preferences and relative, participating, optional and other rights, and the qualifications, limitations and restrictions, set forth in the Certificate of Incorporation which are applicable to the Preferred Stock):

SECTION 1. DESIGNATION AND SIZE OF ISSUE.

(A) The designation of the series of Preferred Stock shall be "Series A Preferred Stock" (herein referred to as the "Series A Preferred Stock"), and the number of shares constituting the Series A Preferred Stock shall be one thousand (1000) shares.

(B) Any share of Series A Preferred Stock which at any time has been redeemed or otherwise reacquired by the Corporation shall, after such redemption or other acquisition, resume the status of authorized and unissued shares of Preferred Stock, without designation as to series, until such share is once more designated as part of a particular series by the Board of Directors.

SECTION 2. VOTING RIGHTS OF SPECIAL VOTING PREFERRED STOCK.

(A) GENERAL. The holders of the Series A Preferred Stock will have the voting rights as described in this Section 2 or as required by law. For so long as any shares of the Series A Preferred Stock remain issued and outstanding, the holders thereof, voting separately as a class, shall have the right to vote on all shareholder matters equal to sixty percent (60%) of the total vote.

(B) SPECIAL CLASS VOTE. Notwithstanding the foregoing or any other provision of the Certificate of Incorporation, the Corporation shall not, without the consent a majority of the holders of the Series A Preferred Stock, voting as a separate class, (i) alter or change the provisions of the Certificate of Incorporation (whether by amendment, merger or otherwise) so as to adversely affect the voting powers, preferences or special rights of the Series A Preferred Stock, or (ii) create or issue additional shares of Series A Preferred Stock.

SECTION 3. LIQUIDATION. In the event of any liquidation, dissolution or winding up of the Corporation, the holders of the shares of Series A Preferred Stock shall not be entitled to participate in any distribution of assets of the Corporation. For the purposes of this Section 3, neither the sale, conveyance, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all of the property or assets of the Corporation, nor the consolidation or merger of the Corporation with or into one or more other entities, shall be deemed to be a liquidation, dissolution or winding-up of the Corporation.

SECTION 4. DIVIDENDS. The holder of the Series A Preferred Stock shall not be entitled to receive any dividends, whether payable in cash, in property or in shares of capital stock of the Corporation.

SECTION 5. CONVERSION OR EXCHANGE. The holder of the shares of Series A Preferred Stock shall not have any rights hereunder to convert such share into, or exchange such share for, shares of any other series or class of capital stock of the Corporation or of any other person.

SECTION 6. REDEMPTION. The shares of Series A Preferred Stock shall not be subject to redemption.

SECTION 7. TRANSFER PROVISIONS. The shares of Series A Preferred Stock, and any interest therein, may not be transferred, assigned or otherwise disposed of without the prior approval of the Board of Directors of the Corporation. Any attempted transfer, assignment or other disposition in violation of this provision shall be void and of no force or effect.

SIGNATURES

IN WITNESS WHEREOF, the Corporation has caused this certificate to be signed and attested this 25 th day of April, 2019

VOOSH TECHNOLOGIES INC.

By: [signature]

Name: Kevin Cornell
Title: Chief Executive Officer

**ACTION BY WRITTEN CONSENT
OF THE STOCKHOLDERS OF
VOOSH TECHNOLOGIES, INC.**

In accordance with Section 228 of the Delaware General Corporation Law and the Bylaws of Voosh Technologies, Inc., a Delaware corporation (the "Company"), the undersigned do hereby, pursuant to this Action By Written Consent, vote all shares of the Company's outstanding voting stock held of record by them for the adoption and approval of the following recitals and resolutions, without a formal meeting and without prior notice:

1. Designation of Series A Preferred Stock.

RESOLVED, that the Company be, and hereby is, authorized to create, out of the 20,000,000 shares of Preferred Stock, par value $.0001 per share, of the Company (the "Preferred Stock"), a series of Preferred Stock of the Company, to be designated "Series A Preferred Stock," consisting of one thousand (1000) shares, which series shall have the voting powers, designations, preferences and relative, participating, optional and other rights, and the qualifications, limitations and restrictions set forth in the "Series A Preferred Stock Certificate of Designation," in the form attached hereto as Exhibit A and incorporated herein by reference (the "Series A Preferred Stock Designation") (in addition to the powers, designations, preferences and relative, participating, optional and other rights, and the qualifications, limitations and restrictions, set forth in the Certificate of Incorporation which are applicable to the Preferred Stock).

RESOLVED FURTHER, that the officers of the Company be, and each of them hereby is, authorized and directed to execute and file for and on behalf of the Company a Certificate of Designation reflecting the terms of the foregoing resolutions in the form and manner required by the laws of the State of Delaware, and to execute and deliver any and all certificates, authorizations or other written instruments and in general to do all acts necessary or appropriate to carry out the purposes of the foregoing resolutions.

2. Omnibus Resolution.

RESOLVED, that the officers of the Company are hereby authorized and directed for and on behalf of the Company to take such action and execute such documents as they deem necessary or advisable in order to carry out and perform the purposes of the foregoing resolutions (hereby ratifying and confirming any and all actions taken heretofore and hereafter to accomplish such purposes, all or singular).

* * * * *

IN WITNESS WHEREOF, each undersigned stockholder, hereby voting the full number of shares of each class of the Company's outstanding voting stock held of record by such stockholder has executed this Action By Written Consent and hereby directs that this Action By Written Consent be filed with the minutes of the proceedings of the Company's stockholders. This written consent may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same written consent.

STOCKHOLDER:

Kevin Cornell

By: ______________________
Kevin Cornell

Date: April 25, 2019

<u>EXHIBIT A</u>

SERIES "A" PREFERRED STOCK
CERTIFICATE OF DESIGNATION